

November 19, 2010

Michael Molkentin
Chief Financial Officer
Supergen, Inc.
4140 Dublin Blvd, Suite 200
Dublin, CA 94568

> **Re**: **Supergen, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Proxy Statement on Schedule 14A filed April 30, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File Number: 000-27628**

Dear Mr. Molkentin:

We have reviewed your supplemental response dated November 1, 2010 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing us the requested information and amending your Form 10-K for the fiscal year ended December 31, 2009 or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the amended filings and information provided, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Schedule 14A

Executive Compensation
Compensation Discussion and Analysis
2009 and 2010 Performance Priorities
2009 Performance Priorities, page 34

1. We note your response to Comment 1 and reissue the comment in part. You state in your response letter that while there is no specific weighting accorded to each of the enumerated performance priorities for 2009 or the officer's individual performance, the Compensation Committee considers them of roughly equal weight, with the most weight

given to the judgment regarding the Company's progress and overall performance. While the Compensation Committee may believe that your overall corporate performance is a more significant factor in your compensation decisions than any individual predetermined goals that you might adopt, it nevertheless appears that the Committee's subjective evaluation of performance of individuals constituted a very material component of the bonuses awarded. Accordingly, please provide draft disclosure for an amendment to your Form 10-K for the fiscal year ended December 31, 2009 to identify the basis for your conclusions regarding the individual performance of Messrs. Manuso, Azab, and Molkentin. Your proposed disclosure that the Compensation Committee determined that the 2009 performance of Messrs. Azab and Molkentin was "superb" must be expanded accordingly. Regarding Mr. Manuso, state the Committee's subjective evaluation regarding his individual performance and the basis therefor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 with questions on any of the comments. In this regard, do not hesitate to contact me, at (202) 551-3710.

Sincerely,

Jeffrey P. Riedler
Assistant Director